UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO-I/A

(Amendment No. 4)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

McKESSON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

58155Q103

(CUSIP Number of Class of Securities)

Lori A. Schechter

McKesson Corporation

6555 State Hwy 161

Irving, TX 75039

Telephone: (972) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Alan F. Denenberg

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,776,324,153.80	$360,366.88

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock, par value $0.001, of Change Healthcare Inc. (as reported on the Nasdaq Global Select Market on February 4, 2020) into which shares of common stock, par value $0.001, of PF2 SpinCo, Inc. (“SpinCo”) being offered in exchange for shares of common stock, par value $0.01, of McKesson Corporation will be converted, and paid in connection with Change Healthcare Inc.’s Registration Statement on Form S-4, which was initially filed on February 4, 2020 (Registration No. 333-236234) (the “Change Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Change Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $364,022	Filing Party: Change Healthcare Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-236234).	Date Filed: February 4, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule TO filed by McKesson Corporation (the “McKesson” or the “Company”) with the Securities and Exchange Commission (“SEC”) on February 10, 2020, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on February 14, 2020, Amendment No. 2 to the Schedule TO, filed with the SEC on March 5, 2020, and Amendment No. 3 to the Schedule TO, filed with the SEC on March 10, 2020 (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by the Company to exchange all shares of common stock, par value $0.001 per share (the “SpinCo Common Stock”), of its wholly owned subsidiary, PF2 SpinCo, Inc. (“SpinCo”), a Delaware corporation, for shares of the Company’s common stock, par value $0.01 per share (the “McKesson Common Stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). On March 10, 2020, following completion of the Exchange Offer, SpinCo merged with and into Change Healthcare Inc. (“Change”), a Delaware corporation, with Change surviving the merger (the “Merger”). Pursuant to the Merger, each share of SpinCo Common Stock automatically converted into one share of Change’s common stock, par value $0.001 per share (the “Change Common Stock”), on the terms and subject to the conditions set forth in the Prospectus-Offer to Exchange, as amended on February 14, 2020 (as amended or supplemented, the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal included therein, copies of which are attached hereto as Exhibit (a)(1)(i) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, SpinCo has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-236236) (the “SpinCo Registration Statement”) to register the shares of SpinCo Common Stock offered in exchange for shares of McKesson Common Stock tendered in the Exchange Offer and to be distributed in any Spin-off. Change has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-236234) (the “Change Registration Statement”) to register the shares of Change Common Stock into which shares of SpinCo Common Stock will be converted in the Merger. The SpinCo Registration Statement and the Change Registration Statement both include the Prospectus, which is a joint prospectus of SpinCo and Change relating to the Exchange Offer, the Spin-off and the Merger. The SpinCo Registration Statement and the Change Registration were each declared effective by the SEC on February 28, 2020.

The information set forth in the Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal included therein are incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a) Material Terms.

The Exchange Offer expired at 11:59 p.m., New York City time, on March 9, 2020. Under the terms of the Exchange Offer, 11.4086 shares of SpinCo Common Stock were exchanged for each share of McKesson Common Stock accepted in the Exchange Offer. McKesson accepted 15,426,537 of the tendered shares in exchange for 175,995,192 shares of SpinCo Common Stock, which were immediately converted into an equal number of whole shares of Change Common Stock (with cash in lieu of fractional shares) upon completion of the Merger, which closed on March 10, 2020.

Because the Exchange Offer was oversubscribed, McKesson accepted tendered shares of McKesson Common Stock on a pro rata basis in proportion to the total number of shares validly tendered and accepted for exchange. Holders of McKesson Common Stock who owned fewer than 100 shares of McKesson Common Stock, or an “odd lot” of such shares, and who validly tendered all of their shares, were not subject to proration in accordance with the terms of the Exchange Offer. The final proration factor of approximately 14.82% was applied to all other shares of McKesson Common Stock that were validly tendered and not validly withdrawn to determine the number of such shares that were accepted from each tendering shareholder.

Based on the final count by the exchange agent, Equiniti Trust Company, the final results of the Exchange Offer are as follows:

Total number of shares of McKesson Common Stock validly tendered and not validly withdrawn:	97,324,143
Shares of McKesson Common Stock tendered and not validly withdrawn that were subject to proration:	96,151,322
“Odd-lot” shares McKesson Common Stock tendered that were not subject to proration:	1,172,821
Total number of shares of McKesson Common Stock accepted:	15,426,537

On March 12, 2020, McKesson issued a press release announcing the final results of the Exchange Offer and the final proration factor for shares tendered in the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(xxv) hereto and is incorporated herein by reference.

On March 9, 2020, immediately prior to the expiration and consummation of the Exchange Offer, and in accordance with the Separation Agreement and the Merger Agreement, McKesson, SpinCo and Change entered into Tax Matters Agreement, a form of which was previously filed on this Schedule TO. The executed version of the Tax Matters Agreement is attached hereto as Exhibit (d)(ix), and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Notice of Guaranteed Delivery for McKesson Common Stock (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Withdrawal of McKesson Common Stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Form of Letter to McKesson 401(k) Plan Participants (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)(i)	Prospectus, as amended on February 14, 2020 (incorporated by reference to Amendment No. 2 to the Registration Statement)

(a)(4)(ii)	Supplement to Prospectus, dated February 14, 2020

(a)(5)(i)*	Press Release by McKesson Corporation, dated February 10, 2020, announcing the commencement of the Exchange Offer

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 10, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 11, 2020)

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 11, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 11, 2020)

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 12, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 12, 2020)

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 13, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 13, 2020)

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 14, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 14, 2020)

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 18, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 18, 2020)

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 19, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 19, 2020)

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 20, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 20, 2020)

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 21, 2020)

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 24, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 24, 2020)

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 25, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 25, 2020)

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 26, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 26, 2020)

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 27, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 27, 2020)

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 28, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on February 28, 2020)

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 2, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on March 2, 2020)

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 3, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on March 3, 2020)

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 4, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on March 4, 2020)

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 5, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on March 5, 2020)

(a)(5)(xx)	Press Release by McKesson Corporation, dated March 5, 2020, announcing the final exchange ratio for the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McKesson Corporation with the Securities and Exchange Commission on March 5, 2020)

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 6, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on March 6, 2020)

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 9, 2020 (incorporated by reference to McKesson Corporation’s Form 425 filed with the SEC on March 9, 2020)

(a)(5)(xxiii)*	Press Release by McKesson Corporation, dated March 10, 2020, announcing the consummation and preliminary results of the Exchange Offer

(a)(5)(xxiv)*	Press Release by McKesson Corporation, dated March 10, 2020, announcing the consummation of the Merger

(a)(5)(xxv)	Press Release by McKesson Corporation, dated March 12, 2020, announcing the final results of the Exchange Offer and the final proration factor

(b)	None

(c)	None

(d)(i)	Agreement and Plan of Merger, dated as of December 20, 2016, among Change Healthcare Inc. (formerly HCIT Holdings, Inc.), McKesson Corporation and PF2 SpinCo, Inc. (formerly PF2 SpinCo LLC) (incorporated by reference to Exhibit 2.1 to the Registration Statement)

(d)(ii)	Agreement of Contribution and Sale, dated as of June 28, 2016, by and among McKesson Corporation, Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.), PF2 NewCo LLC, PF2 NewCo Intermediate Holdings, LLC, PF2 NewCo Holdings, LLC, Change Aggregator L.P., H&F Echo Holdings, L.P. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(d)(iii)	Amendment No. 1 to Agreement of Contribution and Sale, dated as of March 1, 2017, by and among Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.), Change Healthcare LLC (formerly PF2 NewCo LLC), Change Healthcare Intermediate Holdings, LLC (formerly PF2 NewCo Intermediate Holdings, LLC), Change Healthcare Holdings, LLC (formerly PF2 NewCo Holdings, LLC), certain affiliates of The Blackstone Group, L.P., certain affiliates of Hellman & Friedman LLC and McKesson Corporation (incorporated by reference to Exhibit 2.3 to the Registration Statement)

(d)(iv)	Separation and Distribution Agreement, dated as of February 10, 2020, by and between McKesson Corporation, PF2 SpinCo, Inc., Change Healthcare Inc., Change Healthcare LLC, Change Healthcare Intermediate Holdings, LLC and Change Healthcare Holdings, LLC (incorporated by reference to Exhibit 2.4 to the Registration Statement)

(d)(v)	Third Amended and Restated Limited Liability Company Agreement of Change Healthcare LLC, dated as of March 1, 2017 (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(vi)	Tax Receivable Agreement, dated as of March 1, 2017, among Change Healthcare LLC, PF2 IP LLC, PF2 PST Services, Inc., McKesson Corporation and Change Healthcare Inc. (formerly HCIT Holdings, Inc.) (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(vii)	Registration Rights Agreement, dated as of March 1, 2017, among Change Healthcare LLC, the Company Parties, the MCK Members, the Sponsor Holders (each, as defined therein) and Change Healthcare Inc. (formerly HCIT Holdings, Inc.) (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(d)(viii)	Stockholders Agreement, dated as of March 1, 2017, among Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare LLC, McKesson Corporation and the Sponsors, Other Investors and Managers named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement)

(d)(ix)	Tax Matters Agreement, dated March 9, 2020, between McKesson Corporation, PF2 SpinCo Inc., Change Healthcare Inc., Change Healthcare LLC, and Change Healthcare Holdings, LLC

(d)(x)	Amended and Restated Letter Agreement Relating to Agreement of Contribution and Sale, dated as of September 28, 2018, among McKesson Corporation, the McK Members (as defined therein), Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare LLC and Change Healthcare Holdings LLC (incorporated by reference to Exhibit 10.17 of the Registration Statement)

(d)(xi)	Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and Change Healthcare LLC (McKesson Corporation as service provider to Change Healthcare LLC) (incorporated by reference to Exhibit 10.19 of the Registration Statement)

(d)(xii)	Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and Change Healthcare LLC (Change Healthcare LLC as service provider to McKesson Corporation) (incorporated by reference to Exhibit 10.20 of the Registration Statement)

(d)(xiii)	Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and Change Healthcare LLC (Change Healthcare LLC as service provider to the McKesson EIS Business (as defined therein)) (incorporated by reference to Exhibit 10.21 of the Registration Statement)

(d)(xiv)	Transition Services Agreement, dated as of March 1, 2017, between McKesson Corporation and Change Healthcare LLC (McKesson Corporation as service provider on behalf of the McKesson EIS Business (as defined therein) to Change Healthcare LLC) (incorporated by reference to Exhibit 10.22 of the Registration Statement)

(d)(xv)	Cross License Agreement, dated as of March 1, 2017, by and among Change Healthcare LLC (formerly PF2 NewCo LLC), eRx Network, LLC and McKesson Corporation (incorporated by reference to Exhibit 10.23 of the Registration Statement)

(d)(xvi)	Waiver and Amendment by and among Change Healthcare Inc., Change Healthcare LLC, McKesson Corporation, Change Healthcare Solutions, LLC and the requisite holders of Echo Shares to Stockholders Agreement, by and among Change Healthcare Inc. (formerly HCIT Holdings, Inc.), Change Healthcare LLC, McKesson Corporation and the Sponsors, Other Investors and Managers named therein, dated as of March 1, 2017, Third Amended and Restated Limited Liability Company Agreement of Change Healthcare LLC, dated as of March 1, 2017 and Option to Enter into a Purchase Agreement by and among the Connect Parties named therein, the Company Parties named therein, the Sponsors named therein and the Echo Shareholders named therein, dated as of February 28, 2017 (incorporated by reference to Exhibit 10.30 of the Registration Statement)

(e)	None

(f)	None

(g)	None

(h)(i)	Opinion of Davis Polk & Wardwell LLP as to certain tax matters related to the Distribution (incorporated by reference to Exhibit 8.1 to the Registration Statement)

(h)(ii)	Opinion of Davis Polk & Wardwell LLP as to certain tax matters related to the Merger (incorporated by reference to Exhibit 8.2 to the Registration Statement)

*	previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

McKesson Corporation

By:	/s/ Britt J. Vitalone
Name:	Britt J. Vitalone
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to SC-TO-I/A]